Exhibit 12

Computation of the Ratio of Earnings To Cover Fixed Charges and

Preferred Stock Dividends

Microvision, Inc.

Computation of Ratio of Earnings to Cover Fixed

Charges and Preferred Dividends

(In thousands)

	2000	2001	2002	2003	2004	Six months ended June 30, 2005
Pre-tax income from continuing operations	$(26,601)	$(41,388)	$(34,917)	$(33,288)	$(33,924)	$(11,274)
Fixed charges	202	149	111	78	509	1,639

Earnings available to cover fixed charges	(26,399)	(41,239)	(34,806)	(33,210)	(33,415)	(9,635)

Fixed charges
Interest on indebtedness	164	92	59	51	151	1,070
Interest attributable to rental property(a)	38	57	52	27	12	4
Preferred stock dividend requirements	—	—	—	—	346	565

	202	149	111	78	509	1,639

Ratio of earnings to cover fixed charges(b)	N/A	N/A	N/A	N/A	N/A	N/A
Additional earnings required to cover fixed charges	$26,601	$41,388	$34,917	$33,288	$33,924	$11,274

(a)	Based on a reasonable approximation of the interest factor.
(b)	As earnings were insufficient to cover fixed charges and preferred dividends, if any, no ratio has been presented.